

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 28, 2025

Peter Rawlins
Chief Financial Officer
Premium Resources Ltd.
Suite 3400, One First Canadian Place
P. O. Box 130
Toronto, Ontario
Canada M5X1A4

> **Re: Premium Resources Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 000-14740**

Dear Peter Rawlins:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation